Exhibit 99.1
IMPERIAL PETROLEUM INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the six-month
period ended June 30, 2026. Unless otherwise specified herein, references to the “Company” or “we” shall include Imperial Petroleum Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form
20-F
for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on April 29, 2026 (the “Annual Report”).
Overview
IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. As of September 25, 2026, the Company owns a total of twenty-one
vessels on the water—seven M.R. product tankers, one suezmax tanker, five handysize drybulk carriers, five supramax drybulk carriers, two kamsarmax drybulk vessels and a post panamax drybulk carrier—with a total capacity of approximately 1,197,000 deadweight tons (dwt) and has contracted to acquire an additional three handysize drybulk carriers and a product tanker of 157,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 25 vessels with an aggregate capacity of about 1.3 million dwt.
Our Fleet
As of September 10, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary	2009	Korea	46,000	MR product tanker	Time Charter	September 26
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot

Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	October 26
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	September 26
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	October 26
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	September 26
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Spot
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	September 26
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	November 26
Supra Duke	2011	Japan	56,000	Supramax drybulk	Spot
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	September 26
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Time Charter	October 26
Post Marvel	2013	Japan	96,000	Post Panamax	Time Charter	October 26
Eco Crossfire	2012	Japan	33,000	Handysize drybulk	Time Charter	September 26
Outrider	2016	Japan	33,000	Handysize drybulk	Spot
Fleet Total (2)			1,197,000 dwt

(1)	Earliest date charters could expire.
(2)	We have agreements to acquire an additional three handysize drybulk carriers of 107,400 dwt aggregate capacity and a product tanker of 50,000 dwt capacity, with deliveries scheduled in 2026.
Fleet Developments
On April 3, 2026 we took delivery of the dry bulk carrier, Eco Crossfire (2012 built).
On July 10, 2026, we entered into a memorandum of agreement for the disposal of the vessel “Suez Enchanted” to an unaffiliated third party for an aggregate consideration of $48.5 million. The vessel was delivered to her new owners on August 7, 2026.

On August 21, 2026 we took delivery of the drybulk carrier, Outrider (2016 built).
Following these deliveries and disposal, the Company’s fleet counts a total of 21 vessels with an aggregate capacity of 1.2 million dwt, with agreements to acquire an additional three handysize drybulk carriers of 107,400 dwt aggregate capacity and a product tanker of 50,000 dwt capacity, with deliveries scheduled in 2026.
Selected Financial Data
(in US Dollars except for Fleet Data)

	For the six-month periods ended June 30,
Statement of Comprehensive Income Data	2025	2026
Revenues	68,440,445	148,786,861
Voyage expenses	(20,326,079)	(33,065,678)
Voyage expenses - related party	(834,616)	(1,785,657)
Vessels’ operating expenses	(15,319,448)	(25,267,523)
Vessels’ operating expenses - related party	(207,500)	(335,000)
Drydocking costs	(1,692,033)	(8,959,177)
Management fees-related party	(1,036,200)	(1,627,120)
General and administrative expenses	(2,282,941)	(2,152,123)
Depreciation	(10,749,128)	(16,125,505)
Other Operating Income	—	430,324
Income from operations	15,992,500	59,899,402
Interest and finance costs	(6,722)	(8,618)
Interest expense- related party	(1,437,750)	(583,529)
Interest Income	4,458,564	3,921,937
Dividend income from related party	377,083	377,083
Foreign exchange gain/(loss)	4,666,745	(826,488)
Net income	24,050,420	62,779,787

Balance Sheet Data
	As of December 31, 2025	As of June 30, 2026
Cash and cash equivalents	5,771,505	7,518,702
Time deposits	173,282,440	237,712,000
Current assets	199,010,831	277,139,951
Vessels, net	335,406,781	354,689,276
Total assets	547,407,779	645,076,589
Current liabilities	16,593,682	58,140,072
Total liabilities	16,593,682	58,302,532
Capital stock	489,006	504,406
Total stockholders’ equity	530,814,097	586,774,057

Other Financial Data	For the six-month periods ended June 30,
	2025	2026
Net cash provided by operating activities	42,412,854	78,270,254

Net cash provided/(used in) investing activities	55,055,301	(65,016,444)

Net cash used in financing activities	(37,568,075)	(11,506,613)

Selected Financial Data (continued)

	For the six-month periods ended June 30,
Fleet Data	2025	2026
Average number of vessels(1)	13.0	20.4
Total calendar days for fleet(2)	2,355	3,698
Total voyage days for fleet(3)	2,304	3,468
Total charter days for fleet(4)	1.268	2,014
Total spot market days for fleet(5)	1,036	1,454
Fleet utilization(6)	97.8%	93.8%
Fleet operational utilization(7)	83.4%	80.9%

1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)
Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

3)
Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
7)
Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Results of Operations
Six-month
period ended June 30, 2026 compared to the
six-month
period ended June 30, 2025.
REVENUES
- Total revenues for the six months ended June 30, 2026 amounted to $148.8 million, an increase of $80.4 million or 117.5%, compared to revenues of $68.4 million for the six months ended June 30, 2025, primarily due to a 7.4 vessel increase in the average number of vessels in our fleet, along with an increase in tanker charter rates noticeable from the beginning of 2026 and drybulk charter rates which mostly improved in the second quarter of 2026.

VOYAGE EXPENSES-
Total voyage expenses for the six months ended June 30, 2026, were $34.9 million compared to $21.2 million, for the six months ended June 30, 2025. The $13.7 million increase in voyage expenses is mainly attributed to an increase in spot days by 40.3% along with an increase in average oil prices for the six months ended June 30, 2026 compared to the same period of last year, leading to a rise in bunker costs.
VESSELS’ OPERATING EXPENSES-
Total vessels’ operating expenses for the six months ended June 30, 2026 amounted to $25.6 million compared to $15.5 million for the six months ended June 30, 2025. The $10.1 million increase in vessels’ operating expenses is primarily due to the increase in the average number of vessels in our fleet by 7.4 vessels.
DRYDOCKING COSTS
- Total drydocking costs for the six months ended June 30, 2026 and 2025, were $9.0 million and $1.7 million, respectively. During the six months ended June 30, 2026, seven vessels underwent drydocking whereas during the six months ended June 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking.
MANAGEMENT FEES – RELATED PARTY -
Management fees for the six months ended June 30, 2026 and 2025, were $1.6 million and $1.0 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.
GENERAL AND ADMINISTRATIVE EXPENSES
— General and administrative expenses for the six months ended June 30, 2026 and 2025, were $2.2 million and $2.3 million, respectively. This decrease is mainly attributed to the decrease in stock-based compensation cost.
DEPRECIATION
— Depreciation for the six months ended June 30, 2026 was $16.1 million, a $5.4 million increase from $10.7 million for the same period of last year, due to the increase in the average number of our vessels.
INTEREST AND FINANCE COSTS
—for the six months ended June 30, 2026 and 2025, were $0.6 million and $1.4 million, respectively. The $0.6 million of costs for the six months ended June 30, 2026 related mainly to accrued interest expense – related party in connection with the $19.2 million and $12.3 million portions of the acquisition prices of our bulk carriers, Post Marvel and Eco Crossfire, respectively, which were completely settled in the third quarter of 2026. The $1.4 million of costs for the six months ended June 30, 2025 related mainly to accrued interest expense – related party in connection with nine vessel acquisitions, for which the purchase agreements allowed vessel repayment to take place within up to one year from the agreement date. For accounting purposes, the outstanding balances payable on the vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amount ultimately paid remains consistent with the originally agreed purchase prices.
INTEREST INCOME
- for the six months ended June 30, 2026 and 2025, was $3.9 million and $4.5 million, respectively. The $0.6 million decrease is mainly attributed to a decline in time deposit rates.
FOREIGN EXCHANGE (LOSS)/GAIN
- for the six months ended June 30, 2026 was a loss of $0.8 million as compared to a gain of $4.7 million for the six months ended June 30, 2025. The $0.8 million foreign exchange loss for the six months ended June 30, 2026 is mainly attributed to the weakening of the Euro currency against the US Dollar at the end of the six months ended June 30, 2026 when compared to the respective currency values prevailing at the end of the year 2025.
NET INCOME
— As a result of the above, we had net income for the six months ended June 30, 2026 of $62.8 million, compared to net income of $24.1 million for the six months ended June 30, 2025.

Cash Flows
Net cash provided by operating activities
— was $78.3 million for the six months ended June 30, 2026, compared to $42.4 million for the six months ended June 30, 2025. The increase in net cash provided by operating activities was mainly attributed to an increase in our profitability, excluding non-cash
items, of $45.3 million primarily due to a 7.4 vessel increase in the average number of vessels in our fleet, along with an increase in tanker rates, partially offset by decreased cash flow from working capital items such as trade and other receivables and inventories of $13.0 million in the six months ended June 30, 2026 compared to same period of last year.
Net cash used in investing activities —
was $65.0 million for the six months ended June 30, 2026. This amount mainly represents the net increase in the amount of funds placed under time deposits. Net cash provided by investing activities for the six months ended June 30, 2025 was $55.1 million. This amount mainly represents the excess of time deposits matured net of the funds placed under time deposits during the period.
Net cash used in financing activities
— was $11.5 million for the six months ended June 30, 2026 consisting mainly of $10.6 million of stock repurchases. Net cash used in financing activities was $37.6 million for the six months ended June 30, 2025, primarily comprising an aggregate consideration payment of $36.7 million for the acquisition of one MR product tanker, “Clean Imperial”, and one handysize drybulk carrier, “Neptulus”, which were delivered to the Company in August 2024 and January 2025, respectively.
Liquidity and Capital Resources
As of June 30, 2026, we had cash and cash equivalents of $7.5 million and $237.7 million under time deposits. In August 2026, we paid $32.2 million in cash and issued 1,146,187 common shares, for the acquisition of vessels
Post Marvel
and
Eco Crossfire
, which were delivered to the Company in January 2026 and April 2026, respectively. Moreover, in September 2026, we paid $18.2 million for the acquisition of vessel
Outrider
, which was delivered to the Company in August 2026. In August 2026, we received approximately $48.5 million from the sale of the suezmax tanker,
Suez Enchanted
.
As of June 30, 2026 and the date of this report, we had repurchased an aggregate of 1,713,469 shares of common stock for an aggregate of $10.6 million, in open market purchases under our previously announced repurchase program and in privately negotiated share repurchases. As of the date of this report, $6.2 million remains available under our previously announced $10.0 million repurchase program.
Our principal sources of funds for our liquidity needs have been equity offerings and cash flows from operations, which we expect to continue to be components of the financing for further fleet growth. Potential additional sources of funds may include bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.
Our liquidity needs, as of June 30, 2026, primarily relate to funding expenses for operating our vessels, any vessel acquisition and vessel improvements that may be required, including our four contracted vessels, and general and administrative expenses. Our long-term liquidity needs primarily relate to payments for our contracted vessels acquisitions.
Under existing vessel purchase agreements, we are committed to the following cash payments and equity issuances through the end of 2026: (i) cash payments of $59.7 million for two handysize drybulk vessels and one product tanker; and (ii) cash payments of $14.2 million and the issuance of 505,859 common shares for one handysize drybulk vessel. All of these vessels remain to be delivered to the Company by the end of 2026.

As of June 30, 2026, we had no outstanding debt.
We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months, from the date of issuance of unaudited interim condensed consolidated financial statements, taking into account any possible capital commitments and debt service requirements that may arise in the future.
Critical Accounting Estimates
A discussion of our critical accounting estimates can be found in our Annual Report.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs, port fees or other protectionist measures imposed by the United States, China or other countries, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, the ability to consummate the acquisition of our four contracted vessels and operate them profitably, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, including the conflict in Ukraine and related sanctions and the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden and the effective closure of the Persian Gulf, including the Strait of Hormuz, due to the conflict between Iran and the U.S. and Israel, accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Annual Report and other reports we file with the U.S. Securities and Exchange Commission.

IMPERIAL PETROLEUM INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Index to unaudited interim condensed consolidated financial statements

Imperial Petroleum Inc.
Unaudited interim condensed consolidated balance sheets
As of December 31, 2025 and June 30, 2026
(Expressed in United States dollars, Except for Share Data)

	As of December 31, 2025	As of June 30, 2026
Assets
Current assets
Cash and cash equivalents	5,771,505	7,518,702
Time deposits	173,282,440	237,712,000
Trade and other receivables	13,403,555	18,666,099
Other current assets (Note 9)	1,107,956	1,239,819
Claims receivable	479,488	909,813
Inventories	4,720,873	10,422,022
Advances and prepayments	245,014	671,496

Total current assets	199,010,831	277,139,951

Non current assets
Operating lease right-of-use asset	—	263,445
Vessels, net (Note 4)	335,406,781	354,689,276
Investment in related party (Note 3)	12,990,167	12,983,917

Total non current assets	348,396,948	367,936,638

Total assets	547,407,779	645,076,589

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,959,924	13,859,897
Payable to related parties (Notes 3)	3,038,447	35,151,918
Accrued liabilities	4,195,986	6,373,316
Operating lease liability, current portion	—	100,985
Deferred income	3,399,325	2,653,956

Total current liabilities	16,593,682	58,140,072

Non current liabilities
Operating lease liability, non-current portion	—	162,460

Total non-current liabilities	—	162,460

Total liabilities	16,593,682	58,302,532

Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, 2,000,000,000 shares authorized at December 31, 2025 and June 30, 2026, 48,900,620 shares issued and 44,648,737 outstanding at December 31, 2025 and 50,440,620 shares issued and 44,475,268 outstanding at June 30, 2026	489,006	504,406
Preferred stock, 200,000,000 shares authorized
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 preferred shares, issued and outstanding at December 31, 2025 and June 30, 2026	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 preferred shares, issued and outstanding at December 31, 2025 and June 30, 2026	160	160
Treasury stock 4,251,883 shares at December 31, 2025 and 5,965,352 shares at June 30, 2026	(8,390,225)	(19,020,716)
Additional paid-in capital	344,445,271	349,111,027
Retained earnings	194,261,926	256,171,221

Total stockholders’ equity	530,814,097	586,774,057

Total liabilities and stockholders’ equity	547,407,779	645,076,589

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited interim condensed consolidated statements of comprehensive income
(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2025	2026
Revenues
Revenues (Note 9)	68,440,445	148,786,861

Total revenues	68,440,445	148,786,861

Expenses/(income)
Voyage expenses	20,326,079	33,065,678
Voyage expenses – related party (Note 3)	834,616	1,785,657
Vessels’ operating expenses	15,319,448	25,267,523
Vessels’ operating expenses – related party (Note 3)	207,500	335,000
Drydocking costs	1,692,033	8,959,177
Management fees – related party (Note 3)	1,036,200	1,627,120
General and administrative expenses (including $256,241 and $262,797 to related part ies, respectively ) (Note 3)	2,282,941	2,152,123
Depreciation (Note 4)	10,749,128	16,125,505
Other operating income (Note 10)	—	(430,324)

Total expenses, net	52,447,945	88,887,459

Income from operations	15,992,500	59,899,402

Other (expenses) / income
Interest and finance costs	(6,722)	(8,618)
Interest expense – related parties	(1,437,750)	(583,529)
Interest income	4,458,564	3,921,937
Dividend income from related party (Note 3)	377,083	377,083
Foreign exchange gain/(loss)	4,666,745	(826,488)

Other income, net	8,057,920	2,880,385

Net income	24,050,420	62,779,787

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited interim condensed consolidated statements of stockholders’ equity
(Expressed in United States dollars, Except of Number of Shares)

	Common Stock		Treasury stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, December 31, 2024	38,275,518	382,755	(4,251,883)	(8,390,225)	811,878	8,119	282,642,357	146,024,662	420,667,668
Issuance of restricted shares and stock-based compensation	389,100	3,891	—	—	—	—	1,556,828	—	1,560,719
Dividends declared on Series A preferred shares	—	—	—	—	—	—	—	(870,492)	(870,492)
Net Income	—	—	—	—	—	—	—	24,050,420	24,050,420
Balance, June 30, 2025	38,664,618	386,646	(4,251,883)	(8,390,225)	811,878	8,119	284,199,185	169,204,590	445,408,315

	Common Stock		Treasury stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, December 31, 2025	48,900,620	489,006	(4,251,883)	(8,390,225)	811,878	8,119	344,445,271	194,261,926	530,814,097
Issuance of common stock	1,100,000	11,000	—	—	—	—	(11,000)	—	—
Stock repurchases (Note 6)	—	—	(1,713,469)	(10,630,491)	—	—	—	—	(10,630,491)
Non-cash consideration – vessel acquisition (Note 3)	—	—	—	—	—	—	3,580,000	—	3,580,000
Issuance of restricted shares and stock-based compensation	440,000	4,400	—	—	—	—	1,096,756	—	1,101,156
Dividends declared on Series A preferred shares	—	—	—	—	—	—	—	(870,492)	(870,492)
Net Income	—	—	—	—	—	—	—	62,779,787	62,779,787
Balance, June 30, 2026	50,440,620	504,406	(5,965,352)	(19,020,716)	811,878	8,119	349,111,027	256,171,221	586,774,057
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited interim condensed consolidated statements of cash flows
(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2025	2026
Cash flows from operating activities:
Net income	24,050,420	62,779,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,749,128	16,125,505
Non – cash lease expense	38,849	46,941
Share based compensation	1,560,719	1,101,156
Unrealized foreign exchange (gain)/loss on time deposits	(1,030,640)	586,884
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	670,769	(5,262,544)
Other current assets	485,977	(131,863)
Claims receivable	—	(430,325)
Inventories	1,319,526	(5,701,149)
Changes in operating lease liabilities	(38,849)	(46,941)
Advances and prepayments	25,021	(426,482)
Due from related party	2,084	6,250
Increase/(decrease) in
Trade accounts payable	955,699	7,899,973
Due to related parties	2,990,748	291,101
Accrued liabilities	(132,345)	2,177,330
Deferred income	765,748	(745,369)

Net cash provided by operating activities	42,412,854	78,270,254

Cash flows from investing activities:
Payments for acquisition, improvement and capitalized expenses of vessels	(417,320)	—
Increase in bank time deposits	(101,608,390)	(331,215,788)
Maturity of bank time deposits	157,081,011	266,199,344

Net cash provided by/(used in) investing activities	55,055,301	(65,016,444)

Cash flows from financing activities:
Stock repurchases	—	(10,630,491)
Dividends paid on preferred shares	(868,075)	(876,122)
Repayment of seller and capital expenditures financing	(36,700,000)	—

Net cash used in financing activities	(37,568,075)	(11,506,613)

Net increase in cash and cash equivalents	59,900,080	1,747,197
Cash and cash equivalents at the beginning of the period	67,783,531	5,771,505

Cash and cash equivalents at the end of the period	127,683,611	7,518,702

Cash breakdown

Cash and cash equivalents	127,683,611	7,518,702

Total cash and cash equivalents shown in the statement of cash flows	127,683,611	7,518,702

Supplemental cash flow information:
Cash paid for interest in relation to seller financing	1,222,145	—
Non cash investing activity – Dividend income from related party included in investment in related party	160,416	347,917
Non cash investing activity – Vessels acquisition included in payable to related parties	129,295,000	31,828,000
Non cash financing activity – Dividend on preferred series A included in payables to related parties	6,838	3,359
Non cash investing activity – Non-cash consideration of vessels acquisition	—	3,580,000
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Notes to the unaudited interim condensed consolidated financial statements
(Expressed in United States dollars)

1.	General Information and Basis of Presentation
Imperial Petroleum Inc. (“Imperial” or “Company”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the “Spin-Off”).
The accompanying unaudited interim consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the Subsidiaries from their dates of incorporation until their dates of disposal, if any.
On June 21, 2023, the Company completed the spin-off transaction (the “Spin-off”) of its wholly owned subsidiary C3is Inc. (“C3is”), which was formed by the Company in July 2022. Prior to the Spin-off, Imperial received all issued and outstanding common shares and all 600,000 5.00% Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution to C3is of the entities owning Imperial’s two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” together with $5,000,000 in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the C3is’s common shares to the Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. Imperial continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2026 (the “2025 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The reporting and functional currency of the Company is the United States Dollar. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.
The consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
On June 30, 2026, the Company’s fleet was comprised of 21 vessels consisting of 7 medium range (M.R.) type product tankers, 2 Suezmax crude oil tankers, 4 Handysize drybulk carriers, 5 Supramax drybulk carriers, 2 Kamsarmax drybulk and 1 Postmax carrier providing worldwide marine transportation services under long, medium or short-term charters.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).
As of June 30, 2026, the Company’s subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	05/02/2007	Magic Wand	47,000	09/01/2008	—
MR Roi Inc.	05/02/2007	Clean Thrasher	47,000	27/02/2008	—
King of Hearts Inc.	17/03/2008	Clean Sanctuary	46,000	14/07/2009	—
Nirvana Product Trading Inc	25/02/2022	Clean Nirvana	50,000	28/03/2022	—
Volume Jet Trading Inc.	25/02/2022	Clean Justice	46,000	31/05/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/05/2022	Suez Enchanted	160,000	03/06/2022	—
Petroleum Trading and Shipping Inc.	21/04/2022	Suez Protopia	160,000	03/06/2022	—

Haven Exotic Trading Inc.	31/01/2023	Eco Wildfire	33,000	28/03/2023	—
Blue Oddysey International Inc.	31/01/2023	Glorieuse	38,000	27/03/2023	—
Aquatic Success International Inc.	06/09/2023	Aquadisiac	51,000	18/02/2024	—
Alpine Hydrocarbons Inc.	06/09/2023	Gstaad Grace II *	113,000	28/02/2024	26/04/2024
Poseidonas Corporation Inc.	20/05/2024	Neptulus	33,000	24/08/2024	—
Imperial Petroleum Product Solutions Inc.	20/05/2024	Clean Imperial	40,000	10/01/2025	—
Sapphira Wheat Inc.	13/09/2024	Supra Pasha	56,000	26/04/2025	—
Laurentia Bulk Inc.	13/09/2024	Supra Monarch	56,000	23/05/2025	—
Edrys Shipments Inc.	13/09/2024	Supra Baron	56,000	22/06/2025	—
Ophellia Grain Inc.	13/09/2024	Supra Sovereign	56,000	19/06/2025	—
Guinevere Dry Cargoes Inc.	13/09/2024	Supra Duke	56,000	13/06/2025	—
Artemisia Commodities Inc.	13/09/2024	Eco Sikousis	82,000	31/05/2025	—
Aurellia World Transports Inc.	13/09/2024	Eco Czar	82,000	14/06/2025	—
Marvellous Iron Transport Inc.	30/12/2025	Post Marvel	96,000	12/01/2026	—
Blackhawk Fire Industries Inc.	30/12/2025	Eco Crossfire	33,000	03/04/2026	—
Ancient Mythology Trading Inc.**	22/12/2025	—	—	—	—
Catharge Transports Inc. **	30/12/2025	—	—	—	—
Out and About Grain and Wheat Inc. ***	22/12/2025	—	—	—	—
Panacea Potions Inc. **	22/12/2025	—	—	—	—
Rider Petroleum Products Inc. **	22/12/2025	—	—	—	—

*	This vessel was sold on April 26, 2024, and the vessel owning company became dormant.
**	Companies are associated with the acquisition of three dry bulk carriers and one product tanker (Note 3).
***	The dry bulk carrier vessel “Outrider” owned by Out and About Grain and Wheat Inc. was delivered to the Company on August 21, 2026

2.	Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the 2025 Consolidated Financial Statements.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew services (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”).
On June 21, 2023, the Company completed the Spin-off (Note 1) and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred shares of C3is (Note 1). The Series A Perpetual Convertible Preferred shares entitle the Company to a number of votes equal to the number of C3is common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Perpetual Convertible Preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Perpetual Convertible Preferred shares, C3is’ common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date. The conversion price has been determined to $2.4444, as adjusted based on certain retrospective events in C3is. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. The Company recognized for the six-month periods ended June 30, 2025 and 2026, the amount of $377,083
,
 which are presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.
As of December 31, 2025 and June 30, 2026, the aggregate value of investments in C3is amounted to $12,990,167 and $12,983,917, including $354,167 and $347,917 of accrued dividends, respectively and are separately presented as ‘Investment in related party’ in the accompanying unaudited interim condensed consolidated balance sheets. As of June 30, 2026, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.
On May 17, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of one handysize drybulk vessel and one product tanker vessel for purchase prices of $15,500,000 and $23,350,000, respectively. The handysize drybulk vessel “Neptulus” was delivered to the Company on August 24, 2024. 10% of the purchase price i.e. $1,550,000 was paid in cash, while the remaining amount of $13,950,000 was paid in April 2025 and has no stated interest. The vessel was recorded at its fair value of $14,700,000 as determined by an independent broker and the liability to related party was recorded at $13,150,000 (the “Remaining Purchase Price”) on August 24, 2024. Since the payment of the remaining amount of $13,950,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $800,000, being the difference between the Remaining Purchase Price of $13,150,000 and the amount of $13,950,000, which was paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to $417,949 and nil for the six-month
periods ended June 30, 2025 and 2026, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.
The product tanker vessel “Clean Imperial” was delivered to the Company on January 10, 2025. Its purchase price of $23,350,000 and the amount of $622,145, representing 50% of the previous owners’ capitalized costs, covered by the new owners, was paid in April 2025, and has no stated interest. The vessel was recorded at its fair value of $23,550,000 as determined by an independent broker and the liability to related party was recorded at $23,550,000 (the “Purchase Price”) on January 10, 2025. Since the payment of the amount of $23,972,145 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $422,145, being the difference between the Purchase Price of $23,550,000 and the amount of $23,972,145, which was paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to $422,145 and nil
for the
six-month
periods ended June 30, 2025 and 2026, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.
On September 20, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of seven Japanese built bulkers for an aggregate purchase price of $129,000,000. The vessels were delivered to the Company during the second quarter of 2025. Their aggregate purchase price of $129,000,000 and the amount of $475,947, representing 50% of the previous owners’ capitalized costs, covered by the new owners, is payable in the third quarter of 2025 and has no stated interest. The vessels were recorded at their fair values in the aggregate amount of $128,005,000 as determined by an independent broker and the liability to related parties was recorded at $128,005,000 (the “Purchase price”) as of June 30, 2025. Since the payment of the outstanding amount of $129,475,947 depends only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $1,470,947, being the difference between the Purchase price of $128,005,000 and the aggregate amount of $129,475,947, which is payable in the third quarter of 2025, will be accounted for as interest expense over the life of the payable i.e. within third quarter 2025. Interest expense amounting to $597,656 and nil for the six-month
periods ended June 30, 2025 and 2026, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.
On August 8, 2025, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of three drybulk carriers for an aggregate purchase price of $51,600,000
.
The first vessel, the post panamax “Post Marvel” was delivered to the Company on January 12, 2026 (Note 4), the second vessel, the drybulk carrier “Eco Crossfire” was delivered to the Company on April 3, 2026 (Note 4), while the third vessel is expected to be delivered in the third quarter of 2026. 10% of the purchase price i.e. $
3,580,000
will be settled with the issuance of the Company’s shares of its common stock valued at the 30-day “volume weighted average price (“VWAP”)” through the date of the acquisition agreement, while the remaining of $
32,220,000
is payable, in the third quarter of 2026 (Note 12) and has no stated interest. The issuance of shares, which occurred subsequently to June 30, 2026, as consideration in an asset acquisition was accounted for as share-based payment to nonemployees under ASC 718 and measured on the grant date, which is the agreement date. The vessels were recorded at their fair values in the aggregate amount of $
35,050,000
as determined by an independent broker, including the value of shares of common stock amounted to $
3,580,000
and the liability to related parties that was recorded at $
31,470,000
(the “Remaining purchase price”) as of June 30, 2026. Since the payment of the outstanding amount of $
32,220,000
depends only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $
750,000
, being the difference between the Remaining purchase price of $
31,470,000
and the aggregate amount of $
32,220,000
, which was paid in the third quarter of 2026 (Note 12), will be accounted for as interest expense over the life of the payable i.e. within third quarter 2026. Interest expense amounting to nil and $583,529 for the
six-month
periods ended June 30, 2025 and 2026, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.
On December 15, 2025, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of three handysize drybulk carriers and one product tanker for an aggregate purchase price of $77,910,000.
The drybulk vessel “Outrider” was delivered to the Company on August 21, 2026 (Note 12), while the remaining vessels are expected to be delivered to the Company during the third quarter of 2026.
The current account balance with the Manager as of June 30, 2026 was a liability of $1,011,530 (December 31, 2025: $3,038,447). The liability mainly represents payments made by the Manager on behalf of the Company.
The current account balance with Bull Shark Pacific Enterprizes Inc. as of June 30, 2026 was a liability of $20,976,361 (December 31, 2025: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Post Marvel”, which included part of the Remaining purchase price of $19,160,000, accrued interest of $445,422, previous owner’s drydocking costs of $338,214 and a payable of $1,032,725 relating to inventory on board the vessel.

The current account balance with Grain Transshipments
C
o
r
p
.

Inc. as of June 30, 2026 was a liability of $13,164,027 (December 31, 2025: nil).
The liability relates to the outstanding amount for the acquisition of the vessel “Eco Crossfire”, which included part of the Remaining purchase price of $12,310,000, accrued interest of
$
138,107
,
previous owner’s drydocking costs of $
180,474
 and a payable of $
535,446
 relating to inventory on board the vessel.
The amounts charged by the Company’s related parties comprised the following:

		For the six-month periods ended June 30,
	Location in the statements of comprehensive income	2025	2026
Management fees	Management fees – related party	1,036,200	1,627,120
Brokerage commissions	Voyage expenses – related party	834,616	1,785,657
Superintendent fees	Vessels’ operating expenses – related party	12,500	27,500
Crew management fees	Vessels’ operating expenses – related party	195,000	307,500
Executive compensation	General and administrative expenses	215,709	207,827
Commissions – vessels purchased	Vessels, net	1,523,500	358,000
Rental expense	General and administrative expenses	40,532	54,970

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as of December 31, 2025	$489,247,193	$(153,840,412)	$335,406,781

Acquisitions and improvements	35,408,000	—	35,408,000

Depreciation for the period	—	(16,125,505)	(16,125,505)

Balance as of June 30, 2026	$524,655,193	$(169,965,917)	$354,689,276

The additions during the six-month period ended June 30, 2026 relate to the acquisition of two vessels “Post Marvel” and “Eco Crossfire” (Note 3).
As of June 30, 2026, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As the undiscounted net operating cash flows, for the two vessels whose fair value was below their carrying value, as of June 30, 2026, exceeded each vessel’s carrying value, no impairment was recognized for the six-month period ended June 30, 2026.

5.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, claims receivable, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, time deposits, trade and other receivables, claims receivable, trade accounts payable, balances with related parties other than investment in related party and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

6.	Stockholders’ Equity
Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2025 Consolidated Financial Statements and are supplemented by the below new activities in the six-month period ended June 30, 2026.
Treasury stock:
On February 6, 2026, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. For the six-month period ended June 30, 2026, the Company completed the repurchase of 855,769 shares paying an average price per share of $4.40 and $3,768,891 in total. These shares are held as treasury stock by the Company.
On June 16, 2026, the Company entered into private repurchase agreement to acquire 857,700 shares at a price of $8.00 per share for an aggregate consideration of $6,861,600. These shares are held as treasury stock by the Company.

Preferred Shares:
Aggregate

dividends of $
0.9
 million were paid on the Company’s
795,878
 Series A Preferred Shares during the
six-month
period ended June 30, 2026.

7.	Equity Compensation Plan
Details of the Company’s Equity Compensation Plan (the “Plan”) and 2024 Equity Compensation Plan (the “2024 Equity Plan”) are discussed in Note 10 of the 2025 Consolidated Financial Statements and are supplemented by the below new transactions in the six-month period ended June 30, 2026.
On June 22, 2026, the Company granted under the 2024 Equity Plan (1) 440,000 of restricted shares of common stock, and (2) options to acquire up to 299,000 of common stock to the Company’s CEO. 50% of these restricted shares and options vest on June 22, 2027 and the remaining 50% vest on June 22, 2028. The options expire on June 22, 2036. The fair value of each restricted share granted was $4.95 which is equal to the market value of the Company’s common stock on that day. The fair value of each option to acquire a common stock was $2.92. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 63.88%; expected term of 5.75 years; risk-free interest rate of 4.24%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.
The related expense for shares granted for the six-month periods ended June 30, 2025 and 2026, amounted to $1,560,719 and $1,101,156, respectively, and is included under general and administration expenses in the unaudited interim condensed consolidated statements of comprehensive income.
The unrecognized cost for the non-vested shares granted as of December 31, 2025 and June 30, 2026 amounted to $1,354,891 and $2,736,186, respectively. On June 30, 2026, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.3 years.
The unrecognized cost for the non-vested options granted as of December 31, 2025 and June 30, 2026 amounted to $540,824 and $1,106,529, respectively. On June 30, 2026, the weighted-average period over which the total compensation cost related to non-vested options not yet recognized is expected to be recognized is 1.3 years.

8.	Earnings per share
The Company calculates basic and diluted earnings per share as follows:

		For the six-month periods ended June 30,
	2025		2026
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	24,050,420	24,050,420	62,779,787	62,779,787
Less: Cumulative dividends on Series A Preferred Shares	(870,492)	(870,492)	(870,492)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(869,583)	(837,909)	(1,041,668)	(1,041,668)

Net income attributable to common shareholders	22,310,345	22,342,019	60,867,627	60,867,627

Denominator
Weighted average number of shares outstanding, basic	33,107,097	33,107,097	45,338,067	45,338,067

Options to purchase common shares	—	140,727	—	223,526
Warrants	—	1,159,549	—	2,313,080
Effect of dilutive shares	—	1,300,276	—	2,536,606

Weighted average number of shares outstanding, diluted	—	34,407,373	—	47,874,673

Earnings per share	0.67	0.65	1.34	1.27

As of June 30, 2026, the most dilutive method was the two-class method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares calculated using the treasury stock method which resulted in 223,526 incremental shares and of the 3,166,666 Class E warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 2,313,080 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares, resulting from the non-vested
restricted share awards and any incremental shares resulting from the exercise of the unexercised Class A, B, C, D, F and G warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of June 30, 2026, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C, D, F and G warrants was 21,358,068.
As of June 30, 2025, the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares calculated using the treasury stock method which resulted in 140,727 incremental shares and of the 4,199,999 Class E warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 1,159,549 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares
,
 resulting from the
non-vested
restricted share awards and any incremental shares resulting from the exercise of the unexercised Class A, B, C and D warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of June 30, 2025, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C and D warrants was 2,310,268.

9.	Revenues
The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	For the six-month periods ended June 30,
	2025	2026
Time charter revenues	22,427,217	35,056,416
Voyage charter revenues	42,939,727	104,849,256
Other income	3,073,501	8,881,189

Total	68,440,445	148,786,861

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month periods ended June 30, 2025 and 2026 was $9.4 million and $18.7 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2025 and June 30, 2026, receivables from the Company’s voyage charters amounted to $5.3 million and $2.8 million, respectively.
As of December 31, 2025 and June 30, 2026, the Company recognized $1,107,956 and $1,239,819, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.
As of December 31, 2025 and June 30, 2026, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $10.8 million and $16.0 million, respectively. The Company recognized the undelivered performance obligation as of December 31, 2025 as revenues in the first quarter of 2026 and the undelivered performance obligation as of June 30, 2026 as revenues in the third quarter of 2026.

10.	Other operating income
For the six-month period ended June 30, 2025 and 2026, the other operating income amounted to nil and $430,324, respectively. The other operating income in the six-month period ended June 30, 2026 related to a claim in connection with repairs undertaken in prior years and included within “Other operating income” in the unaudited interim condensed consolidated statements of comprehensive income.

11.	Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of June 30, 2026, amounted to $18,170,250 during the twelve months ending June 30, 2027, $2,236,000 during the twelve months ending June 30, 2028 and nil during the twelve months ending June 30, 2029.

•
As of June 30, 2026, the Company had obligations under memoranda of agreements (Note 3) for the acquisitions of the four bulkers, one product tanker, “Post Marvel” and “Eco Crossfire” of $129,510,000, out of which $124,350,000 will be paid in cash and $5,160,000 in Company’s common shares.

12.	Subsequent events
In July 2026, the Company received dividends of $377,083 on Series A preferred shares from C3is Inc.
On July 10, 2026, the Company entered into a memorandum of agreement for the disposal of the vessel “Suez Enchanted” to an unaffiliated third party for an aggregate consideration of $48,500,000. The vessel was delivered to her new owners on August 7, 2026, resulting in a net gain on sale of approximately $32 million.
On August 7, 2026, the Company repaid the remaining purchase price, amounting in aggregate to $32,220,000 plus the payable relating to inventory on board of the vessels of vessels “Post Marvel” and “Eco Crossfire”, amounting in aggregate to $1,568,171 and the amount of $518,688, representing previous owners’ drydocking costs, covered by the new owners (Note 3, 11).
On August 21, 2026, the vessel “Outrider” was delivered to the Company (Note 3).
On September 8, 2026, the Company repaid the purchase price of the vessel “Outrider”, amounting to $18,235,000 plus the payable relating to inventory on board of the vessels, amounting to $744,957 and the amount of $143,414, representing previous owners’ drydocking costs, covered by the new owners (Note 3, 11).